UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File No. 000-22161

Corgi International Limited

Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,

14 Science Museum Road, TST East, Kowloon,

Hong Kong, S.A.R., China

(Address of Principal Executive Office)

mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Index to Exhibits

Exhibit	Description

99.1	Press release, dated April 14, 2008: "Corgi International Limited Announces New Chairman, Restructuring of the Board of Directors on April 1, 2008."

99.2	Press release, dated April 10, 2008: "Corgi International Announces the Sale of a Division of Subsidiary Cards Inc."

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements in the press releases furnished as exhibits hereto may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2007. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: April 15, 2008	By: /s/ John A. Lawrence
Name: John A. Lawrence
Title: Chief Financial Officer, Chief Operating Officer and General Manager, U.S. (Principal Financial Officer)